                              FILENET CORPORATION


                               September 22, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

          Re:  FileNet Corporation
               -------------------
               Form S-3 Registration Statement Filed on September 18, 1995
               -----------------------------------------------------------
               File Number 33-96970
               --------------------

Ladies and Gentlemen:

          Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), FileNet Corporation, a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to (1) withdraw the above referenced registration statement (the "Registration Statement"), together with all exhibits, amendments and supplements thereto, and (2) deregister any shares identified in the Registration Statement which have not been sold to date, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement was filed with the Commission on September 18, 1995; Amendment No. 1 to the Registration Statement was filed on October 10, 1995; Amendment No. 2 was filed on October 31, 1995; Supplement No. 1 to the prospectus incorporated as part of the Registration Statement (the "Prospectus") was filed on December 29, 1995; and Supplement No. 2 to the Prospectus was filed on January 19, 1996.

          The Registration Statement was filed by the Registrant on behalf of a number of its securityholders to whom Registrant had a contractual obligation to file such Registration Statement and keep it effective for a two year period. Such two year period has expired and the majority of such securityholders may now avail themselves of Rule 144 promulgated under the Securities Act to offer and sell without registration the Registrant's common stock held by them and listed on the Registration Statement. By withdrawing the Registration Statement at this time, the Registrant seeks to save the expense associated with maintaining the effectiveness of a registration statement.

          Kindly direct any questions you have regarding Registrant's request to withdraw the Registration Statement to the undersigned at (714) 966-3400.

                                    Very truly yours,

                                    /s/ Mark S. St.Clare

                                    Mark S. St.Clare
                                    Chief Financial Officer, Senior Vice
                                    President, Finance and Secretary